P.O. Box 2521 Houston, Texas 77252-2521
Office: 713/759-3636 Facsimile: 713/759-3783

June 16, 2006

Via facsimile and EDGAR

Mr. Mark A. Wojciechowski
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Re:          TEPPCO Partners, L.P.
                Form 10-K for the Fiscal Year Ended December 31, 2005 filed March 1, 2006
                Form 10-Q for the Quarterly Period Ended March 31, 2006 filed May 3, 2006
                File No. 001-10403

Dear Mr. Wojciechowski:

As you requested, we are confirming by this letter certain matters discussed in our telephone conference on June 13, 2006 regarding the comments dated May 9, 2006 (“Staff Comments”) we received by facsimile from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings (the “Filings”) of TEPPCO Partners, L.P. (the “Partnership”) and our response to those comments dated May 19, 2006 (“Response Letter”).

In consolidated statements of income included in filings with the Commission relating to periods ended on or after June 30, 2006 (including prior periods presented in such filings), we will present general and administrative expenses in a separate line item from operating expenses, rather than combining operating, general and administrative expenses in a single line item. In consolidated statements of cash flows included in filings that we make with the Commission since our receipt of the Staff Comments (including Form 8-K for discontinued operations described in our Response Letter), we will begin the presentation of cash flows from operating activities with net income, instead of net income from continuing operations.

We also reaffirm the responses in our Response Letter, including undertakings therein to adjust or revise disclosure in filings with the Commission relating to future periods.

*****

The Partnership acknowledges that:

•                  the Partnership is responsible for the adequacy and accuracy of the disclosure in the Filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                  the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact the undersigned at (713) 381-3999 or Tracy E. Ohmart at (713) 759-3690. Thank you for your attention to this matter.

Sincerely,

/s/  WILLIAM G. MANIAS

William G. Manias

cc:            Mr. Karl Hiller
Mr. Donald Delaney